UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Workiva Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98139A105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98139A105

1.	Name of Reporting Person: The Behar Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,890,805 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,890,805 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,890,805 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4% (2)

12.	Type of Reporting Person (See Instructions): OO

(1)
Shares owned include 2,890,805 shares of Class A common stock held directly by The Behar Living Trust, of which Jerome M. Behar and Leslie F. Behar are co-trustees. Mr. and Dr. Behar have shared voting and dispositive power over all shares held by The Behar Living Trust.

(2)	Based on 34,498,391 shares of Class A common stock outstanding as of December 31, 2018.

CUSIP No. 98139A105

1.	Name of Reporting Person: Jerome M. Behar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,893,870 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,893,870 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,893,870 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4% (2)

12.	Type of Reporting Person (See Instructions): IN

(1)
Shares owned include (i) 3,065 shares of Class A common stock held by Mr. and Dr. Behar's minor son; and (ii) 2,890,805 shares of Class A common stock held directly by The Behar Living Trust, of which Jerome M. Behar and Leslie F. Behar are co-trustees. Mr. and Dr. Behar have shared voting and dispositive power over all shares held by The Behar Living Trust.

(2)	Based on 34,498,391 shares of Class A common stock outstanding as of December 31, 2018.

CUSIP No. 98139A105

1.	Name of Reporting Person: Leslie F. Behar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,893,870 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,893,870 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,893,870 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4% (2)

12.	Type of Reporting Person (See Instructions): IN

(1)
Shares owned include (i) 3,065 shares of Class A common stock held by Mr. and Dr. Behar's minor son; and (ii) 2,890,805 shares of Class A common stock held directly by The Behar Living Trust, of which Jerome M. Behar and Leslie F. Behar are co-trustees. Mr. and Dr. Behar have shared voting and dispositive power over all shares held by The Behar Living Trust.

(2)	Based on 34,498,391 shares of Class A common stock outstanding as of December 31, 2018.

Item 1.

	(a)	Name of Issuer: Workiva Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 2900 University Blvd Ames, IA 50010

Item 2.

	(a)	Names of Persons Filing: The Behar Living Trust Jerome M. Behar Leslie F. Behar The Reporting Persons have entered into a joint filing agreement, which is attached hereto as Exhibit A.
	(b)	Address of Principal Business Office or, if none, Residence: c/o Workiva Inc. 2900 University Blvd Ames, IA 50010
	(c)	Citizenship: The Behar Living Trust- California Jerome M. Behar- United States of America Leslie F. Behar- United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 98139A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The identity of each member of the group is set forth in Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	/s/ Jerome M. Behar
Jerome M. Behar

Date: February 13, 2019	/s/ Leslie F. Behar
Leslie F. Behar

The Behar Living Trust

Date: February 13, 2019	/s/ Jerome M. Behar
Jerome M. Behar, Trustee

EXHIBIT INDEX

Exhibit A     Joint Filing Agreement
Exhibit B     Identification and Classification of Members of the Group

EXHIBIT A
Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 13, 2019	/s/ Jerome M. Behar
Jerome M. Behar

Date: February 13, 2019	/s/ Leslie F. Behar
Leslie F. Behar

The Behar Living Trust

Date: February 13, 2019	/s/ Jerome M. Behar
Jerome M. Behar, Trustee

EXHIBIT B
Identification and Classification of Members of the Group

The Behar Living Trust – The Behar Living Trust is a trust created under the laws of the State of California. The co-trustees of such trust are Jerome M. Behar and Leslie F. Behar who have shared voting and dispositive power over the trust assets.

Jerome M. Behar – Jerome M. Behar is an individual and a United States citizen.

Leslie F. Behar – Leslie F. Behar is an individual and a United States citizen.